

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2013

Via Email
Shea Morgenroth
Chief Accounting Officer
Hines Real Estate Investment Trust, Inc.
2800 Post Oak Boulevard
Suite 5000
Houston, TX 77056

> **Re:** **Hines Real Estate Investment Trust, Inc.**
> **Form 10-K**
> **Filed March 28, 2013**
> **File No. 000-50805**

Dear Mr. Sims:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Lease expirations, page 27

1.   In future Exchange Act periodic filings, please include the percentage of your annualized rent that is represented by your expiring leases.

Market Information, page 31

2.   We note your disclosure regarding your estimated value per share as of December 31, 2012. In future Exchange Act periodic filings, please expand this section to include a discussion of the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Distributions, page 33

3.   We note your general disclosure that you funded cash distributions "with cash flows from operating activities, distributions received from our unconsolidated investments and proceeds from the sales of our real estate investments." Please tell us if a numerical comparison between your total distributions and your cash flow from operations for the covered periods would be meaningful to investors.

Results of Operations, page 46

4.   In future Exchange Act periodic filings, please discuss material trends in period to period same store occupancy and average effective rents.

Funds from Operations and Modified Funds from Operations, page 53

5.   In future annual reports, please confirm that you will include Basic and Diluted Income (Loss) Per Common Share with your presentation of Modified Funds from Operations Per Common Share. Please refer to Item 10(e) of Regulation S-K.

6.   We note that your primary offering has been closed for several years and your continued disclosure of "modified funds from operations." Please explain why this measure continues to be useful to investors. Where appropriate, please address the usefulness of each significant adjustment.

Financial Statements

Notes to Consolidated Financial Statements, page 66

9. Related Party Transactions, page 83

The Participation Interest, page 85

7.   Please tell us if the holder or the company determines if the Participation Interests will be converted into cash or into common shares. Please include this disclosure in future filings. To the extent the holder does not make this determination, please tell us how you determined that it was appropriate to classify the participation interest as a liability.

Schedule III – Real Estate Assets and Accumulated Depreciation, page 120

8.   In future annual reports, please confirm that you will provide the aggregate cost for Federal income tax purposes for your gross amount of real estate assets. Please refer to Rule 12-28 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or Kevin Woody, Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Attorney Advisor, at 202-551-3466 or me at 202-551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel